Himalaya Shipping Ltd. (HSHP) – New time charter agreement for Mount Matterhorn

Hamilton, Bermuda, March 12, 2026

The Company has entered into a new time charter agreement for the Mount Matterhorn for a period of 12 to 14 months. The vessel will commence the new time charter in the second half of March following the planned redelivery under its current charter.

The vessel will earn an index linked rate, reflecting a significant premium to the Baltic 5TC index, as well as certain rights to convert the time charter to fixed rate based on the prevailing FFA curve from time to time.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47 476 38 756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.